126

05011529

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Gtech Int'l Resources Ltd

*CURRENT ADDRESS

PROCESSED
SEP 2 0 2005
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3779 FISCAL YEAR 4-30-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 9/28/05

Exemption No. 82-3779.

GTECH INTERNATIONAL RESOURCES LIMITED

2005

ANNUAL

GENERAL

MEETING

- Notice of Annual Meeting of Shareholders
- Management Information Circular
- Financial Statements for the Financial Year Ended April 30, 2005 and the Report of the Auditors Thereon
- Management's Discussion and Analysis

AR/S
4-30-05

Place: Offices of Genetic Technologies Limited
60 - 66 Hanover Street
Fitzroy, Victoria 3065
Australia

Time: 11:00 a.m. (Melbourne, Australia time)
Date: October 27, 2005

GTECH INTERNATIONAL RESOURCES LIMITED

CORPORATE DATA

Head Office
60 - 66 Hanover Street
Fitzroy, Victoria 3065
Australia
E-mail: tom.howitt@gtg.com.au
www.gtechinternational.com

Directors & Officers
Mervyn Jacobson, Chairman, CEO and Director
Thomas G. Howitt, President, CFO, Secretary and Director
Fred Bart, Director
Elizabeth Sy, Director

Registrar & Transfer Agent
Computershare Investor Services Inc.
3rd Floor
510 Burrard Street
Vancouver, B.C. V6C 3B9

Solicitors
Davis & Company
Barristers & Solicitors
2800 – 666 Burrard Street
Vancouver, B.C. V6C 2Z7

Auditors
De Visser Gray
Chartered Accountants
401 – 905 West Pender Street
Vancouver, B.C. V6C 1L6

Listing
NEX
TSX Venture Exchange
Symbol: GCH.H

GTECH INTERNATIONAL RESOURCES LIMITED

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders (the "**Meeting**") of **Gtech International Resources Limited** (the "**Company**") will be held at the offices of the Company, 60 - 66 Hanover Street, Fitzroy, Victoria 3065, Australia, on Thursday, the 27th day of October, 2005, at the hour of 11:00 a.m. (Melbourne, Australia time), for the following purposes:

(a) to receive and consider the Financial Statements of the Company for the financial year ended April 30, 2005, together with the report of the auditors thereon;

(b) to appoint auditors of the Company for the ensuing year and to authorize the Directors to fix their remuneration;

(c) to elect Directors of the Company for the ensuing year;

(d) to approve, adopt and ratify the ordinary resolution as set out in the Management Information Circular of the Company dated September 12, 2005 ("**Circular**") accompanying this Notice of Meeting, relating to the Stock Option Plan of the Company; and

(e) to transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

Accompanying this Notice of Meeting are the Circular, form of Proxy, Financial Statement Request Form, the Financial Statements of the Company for the financial year ended April 30, 2005, and the auditors' report thereon, and Management's Discussion and Analysis.

Shareholders who are unable to attend the Meeting are requested to read the information on the reverse of the enclosed form of Proxy and then to complete, date, sign and deposit the form of Proxy in accordance with the instructions set out in the Proxy and in the Circular.

BY ORDER OF THE BOARD

"Thomas G. Howitt"
Thomas G. Howitt
President

Fitzroy, Victoria, Australia
September 12, 2005

GTECH INTERNATIONAL RESOURCES LIMITED

60 - 66 Hanover Street
Fitzroy, Victoria 3065
Australia
Telephone: (613) 9415 1135
Facsimile: (613) 9417 2987
E-mail: tom.howitt@gtg.com.au
www.gtechinternational.com

MANAGEMENT INFORMATION CIRCULAR

containing information as at September 12, 2005 unless otherwise noted

SOLICITATION OF PROXIES

Solicitation of Proxies by Management

This Management Information Circular ("Circular") is being furnished in connection with the solicitation of proxies by the management of Gtech International Resources Limited (the "Company") for use at the Annual Meeting of the shareholders of the Company to be held on Thursday, October 27, 2005 (the "Meeting") at the time and place and for the purposes set forth in the accompanying Notice of Meeting and any adjournment thereof.

Cost and Manner of Solicitation

While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone, facsimile or electronically by the directors and regular employees of the Company or other proxy solicitation services. In accordance with National Instrument 54-101, arrangements have been made with brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of Common shares of the Company. All costs of solicitation will be born by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

Appointment of Proxy

A shareholder entitled to vote at the Meeting may, by means of a properly executed and deposited proxy, appoint a proxyholder or one or more alternate proxyholders, who need not be shareholders of the Company to attend and act at the Meeting for the shareholder and on the shareholder's behalf.

The individuals named in the enclosed form of proxy are the President and the Chairman of the Board of the Company (the "**Management Designees**"). **A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM OR HER AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY AND STRIKING OUT THE NAMES OF THE MANAGEMENT DESIGNEES OR BY COMPLETING ANOTHER FORM OF PROXY.** A proxy will not be valid unless the completed, dated and signed form of proxy is deposited with Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 or by fax 1-866-249-7775, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof, or is delivered to the Chairman of the Meeting prior to the commencement of the Meeting or an adjourned meeting.

Revocation of Proxy

A shareholder who has given a proxy may revoke it by an instrument in writing duly executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, #200 – 304 Jarvis Street, Whitehorse, Yukon Territory, Y1A 2H2, at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any reconvening thereof, or to the chair of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

In addition, a proxy may be revoked by a shareholder properly executing another form of proxy bearing a later date and depositing the same at the offices of Computershare Investor Services Inc. within the time period and in the manner set out under the heading "**Appointment of Proxy**" above or by the shareholder personally attending the Meeting, withdrawing his or her proxy and voting the shares.

Voting of Proxies and Exercise of Discretion by Proxyholders

Unless a ballot is called for or required by law, voting at the Meeting will be by way of show of hands. Common shares represented by a properly completed, executed and deposited proxy may be voted by the proxyholder on a show of hands, except where the proxyholder has conflicting instructions from more than one shareholder, in which case such proxyholder will not be entitled to vote on a show of hands. In addition, shares represented by proxies will be voted on any ballot. In either case, where a choice with respect to any matter to be acted upon has been specified in the proxy, the shares will be voted or withheld from voting in accordance with the specification so made.

IF A CHOICE WITH RESPECT TO ANY MATTER IS NOT CLEARLY SPECIFIED IN THE PROXY, THE MANAGEMENT DESIGNEES WILL VOTE THE COMMON SHARES REPRESENTED BY THE PROXY FOR EACH SUCH MATTER.

The enclosed form of proxy when properly executed and deposited and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the Management Designees to vote in accordance with their best judgment on such matters or business. At the date of this Circular, management knows of no such amendment, variation or other matter which may be presented to the Meeting.

Advice to Beneficial Holders of Common Shares

Only registered holders of Common shares of the Company or the persons they validly appoint as their proxies are permitted to vote at the Meeting. However, in many cases, Common shares beneficially owned by a person (a "**Non-Registered Holder**") are registered either (i) in the name of an intermediary (an "**Intermediary**") (including banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIF's, RESP's and similar plans) that the Non-Registered Holder deals with in respect of the shares, or (ii) in the name of a clearing agency (such as the Canadian Depository for Securities Limited) of which the Intermediary is a participant. In accordance with the requirements of the Canadian Securities Administrators, the Company will have distributed copies of the Notice of Meeting, this Circular, and the enclosed form of proxy (collectively, the "**meeting materials**") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders of Common shares.

Intermediaries are required to forward the meeting materials to Non-Registered Holders unless a Non-Registered Holder has waived their right to receive them. Intermediaries often use service companies to forward the meeting materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive meeting materials will either:

(a) be given a form of proxy **which has already been signed by the Intermediary** (typically by a facsimile stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder, but which is otherwise uncompleted. This form of proxy need not be signed by the Non-Registered Holder. In this case, the Non-Registered Holder who wishes to submit a proxy should properly complete the form of proxy and submit it to Computershare Investor Services Inc. by mail or delivery at 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 or by fax at 1-866-249-7775 with respect to the Common shares beneficially owned by such Non-Registered Holder, in accordance with the instructions elsewhere in this Circular; **OR**

(b) more typically, be given a voting registration form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute authority and instructions (often called a "**proxy authorization form**") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code or other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit the Non-Registered Holder to direct the voting of the shares he or she beneficially owns.

Should a Non-Registered Holder who receives either form of proxy wish to vote at the Meeting in person, the Non-Registered Holder should strike out the persons named in the proxy and insert the Non-Registered Holder's name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Voting Securities

The Company's authorized share structure consists of an unlimited number of Common shares without par value. As at September 9, 2005, the Company has issued and outstanding 5,168,167 fully paid and non-assessable Common shares, each Common share carrying the right to one vote. **The Company has no other classes of voting securities.** The Common shares have attached thereto the following preferences, rights, conditions, restrictions, limitations, or prohibitions:

Voting

The holders of Common shares shall be entitled to receive notice of and attend any meeting of the shareholders and shall, in respect of each Common share held, be entitled to vote at any meeting of the shareholders of the Company and have one vote in respect of each Common share held by them.

Dividends

The holders of Common shares shall be entitled to receive, out of all profits or surplus available for dividends, any dividend declared by the Directors from time to time.

Participation in Assets on Dissolution

In the event of liquidation, dissolution or winding up of the Company, whether voluntary or involuntary or on a distribution of assets when the Company has ceased to carry on business, the holders of the Common shares shall be entitled to share equally in the assets of the Company.

Record Date

The record date for the determination of shareholders entitled to receive notice of the Meeting has been fixed at the close of business on September 9, 2005 ("**Record Date**").

Every shareholder of record at the Record Date who personally attends the Meeting will be entitled to vote at the Meeting or any adjournment(s) thereof, except to the extent that:

(a) such shareholder has transferred ownership of any of his or her shares after September 9, 2005; and

(b) the transferee of those shares produces properly endorsed share certificates, or otherwise establishes that he or she owns the shares, and demands, not later than 10 days before the Meeting, that his or her name be included in the list of shareholders entitled to vote at the Meeting, in which case the transferee is entitled to vote those shares at the Meeting.

A person duly appointed under an instrument of proxy will be entitled to vote the shares represented thereby only if the proxy is properly completed, executed and deposited in accordance with the requirements set out under the heading "**Appointment of Proxyholder**" above and has not been revoked.

Principal Holders

To the knowledge of the directors and executive officers of the Company, as at September 9, 2005, the only person or company who beneficially owns, directly or indirectly, or exercises control or direction over Common shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company is:

Name	No. of Shares	Percentage
Genetic Technologies Limited [1]	3,918,499	75.82%

Note:

1. Genetic Technologies Limited ("**GTG**") is an Australian public company whose shares are listed on the Australian Stock Exchange. Mervyn Jacobson, Fred Bart and Thomas G. Howitt, all directors of the Company, are the Executive Chairman, Deputy Chairman and CFO and Corporate Secretary, respectively, of GTG. Mervyn Jacobson owns approximately 41.4% of GTG and therefore exercises control or direction over the 3,918,499 shares of the Company owned by GTG. Other directors and officers of the Company, as a group, indirectly own in the aggregate approximately 7.76% of the Company through their ownership of shares of GTG. See "**Election of Directors**" below for particulars.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in this Circular, none of the directors or executive officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who have been directors or executive officers of the Company since the commencement of the Company's last completed financial year and no associate or affiliate or any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

STATEMENT OF EXECUTIVE COMPENSATION

Executive Officers of the Company

For the purposes of this Circular:

(a) "**CEO**" of the Company means each individual who served as Chief Executive Officer of the Company or acted in a similar capacity during the most recently completed financial year;

(b) "**CFO**" of the Company means each individual who served as Chief Financial Officer of the Company or acted in a similar capacity during the most recently completed financial year;

(c) "**executive officer**" of the Company means an individual who is the Chairman or Vice-Chairman of the Board, the President, a Vice-President in charge of a principal business unit, division or function including sales, finance or production, an officer of the Company or any of its subsidiaries who performed a policy-making function in respect of the Company, or any other individual who performed a policy-making function in respect of the Company; and

(d) "**Named Executive Officers**" means:

(i) each CEO;

(ii) each CFO;

(iii) each of the Company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeded $150,000; and

(iv) any additional individuals who would have been included under paragraph (c) were it not for the fact that the individual was not serving as an officer at the end of the most recently completed financial year.

Summary of Compensation

The following table sets forth all compensation paid in respect of the individuals who were as at April 30, 2005, the Chief Executive Officer and the Chief Financial Officer of the Company (the "**Named Executive Officers**"). The Company had no other executive officers during the financial year ended April 30, 2005 whose total salary and bonus exceeded $150,000.

Summary Compensation Table

		Annual Compensation			Long Term Compensation		All Other Compensation
					Awards	Payouts	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/SARs [1] Granted (#)	LTIP[2] Payouts ($)	All Other Compensation ($)
MERVYN JACOBSON *Chairman of the Board & CEO*	2005	Nil[3]	Nil	Nil	Nil	Nil	Nil
	2004	Nil[3]	Nil	Nil	Nil	Nil	Nil
	2003	Nil[3]	Nil	Nil	Nil	Nil	Nil
IAN A. DENNIS[4] *President, CFO & Corporate Secretary*	2005	Nil[3]	Nil	Nil	Nil	Nil	Nil
	2004	Nil[3]	Nil	Nil	Nil	Nil	Nil
	2003	Nil[3]	Nil	Nil	Nil	Nil	Nil

Notes:

1. "**SARs**" or "Stock Appreciation Right" means any right granted by the Company as compensation for services rendered, to receive a payment of cash or issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities of the Company.
2. "**LTIP**" or "Long Term Incentive Plan" means any plan which provides compensation intended to serve as incentive for performance to occur over a period longer than one financial year, but does not include options or stock appreciation right plans or plans for compensation through restricted shares or restricted share units.
3. Dr. Mervyn Jacobson and Ian A. Dennis received no compensation from the Company, however they received remuneration from Genetic Technologies Limited ("**GTG**"), the parent corporation of the Company, for their services as Executive Chairman and Executive Director, respectively, of GTG, which services included managing the Company. No specific portion of the compensation paid to them by GTG was allocated for their services to the Company.
4. Ian A. Dennis resigned as a director and senior officer of the Company effective June 30, 2005.

Long Term Incentive Plan Awards

The Company does not have a long term incentive plan for the Named Executive Officers.

Grant of Stock Options

No stock options were granted by the Company to the Named Executive Officers during the financial year ended April 30, 2005.

Exercise of Stock Options/Aggregate Year End Value

The following table sets forth details of stock option exercises and the financial year-end value of unexercised stock options on an aggregate basis held by the Named Executive Officers.

Aggregated Option/SAR Exercises During the Financial Year Ended April 30, 2005
And Financial Year-End Option Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End (#) Exercisable/Unexercisable	Value of Unexercised in the Money-Options at FY-End ($) Exercisable/Unexercisable
MERVYN JACOBSON *Chairman of the Board & CEO*	N/A	N/A	130,000 (Exercisable)[1]	$16,900[2]
IAN A. DENNIS[3] *President, CFO & Corporate Secretary*	120,000	$18,000[4]	Nil	N/A

Notes:

1. Option to purchase 130,000 Common shares at $0.38 per share exercisable until May 22, 2006.
2. Based on the closing price of $0.51 for the Common shares of the Company on April 29, 2005.
3. Ian A. Dennis resigned as a director and senior officer of the Company effective June 30, 2005.
4. Based on the last closing price of $0.35 prior to the date of exercise of the option.

The Company did not have a formal stock option plan in place at the time of the grant of the stock options to the Named Executive Officers and such stock options were granted by the Board of Directors under the policies of the TSX Venture Exchange (then the Canadian Venture Exchange) (the "**Exchange**") in effect at that time. Under the Exchange's policies, the exercise price of stock options was not permitted to be lower than the closing price of the shares of the Company on the trading day immediately preceding the date of news release announcing the grant less 25%, subject to a minimum price of $0.10. The maximum number of common shares which could be issued under stock options without obtaining disinterested shareholder approval was 10% of the issued capital of the Company at the time of grant. The terms of the stock option agreements provide that the options terminate 90 days after the optionee ceases to be in at least one of the following relationship to the Company: director, senior officer or employee of the Company, except by reason of the death of the optionee, in which case the optionee's personal representative may exercise the options by the earlier of one year following the date of death or the expiry date of the stock options.

On August 7, 2003, the directors adopted a Stock Option Plan which was approved by the shareholders of the Company on September 12, 2003 and for which the Company is requesting annual ratification at the Meeting. See "**Stock Option Plan**" below.

Pension Arrangements

The Company does not have any pension arrangements in place for the Named Executive Officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company had no arrangement in respect of compensation paid or to be paid to the Named Executive Officers in the financial year ended April 30, 2005. There were no compensatory plans or arrangements between the Company and the Named Executive Officers with respect to the resignation, retirement or other termination of employment of the Named Executive Officers, a change in control of the Company or a change in the Named Executive Officers' responsibilities following a change in control of the Company involving an amount, including all periodic payments or instalments, exceeding $100,000.

Compensation of Directors

None of the directors of the Company who are not Named Executive Officers ("**Other Directors**") has received, during the most recently completed financial year, compensation pursuant to:

(a) any standard arrangement for the compensation of directors for their services in their capacity as directors, including any additional amounts payable for committee participation or special assignments;

(b) any other arrangement, in addition to, or in lieu of, any standard arrangement, for the compensation of directors in their capacity as directors; or

(c) any arrangement for the compensation of directors for services as consultants or experts.

In addition, no stock options were granted to the Other Directors during the financial year ended April 30, 2005.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth details of the Company's compensation plans under which equity securities of the Company are authorized for issuance at April 30, 2005.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by securityholders	130,000	$0.38	386,816
Equity compensation plans not approved by securityholders	Nil	N/A	N/A
Total	130,000		386,816

For a description of the material features of this equity compensation plan, see "**Stock Option Plan**" below. The Company is requesting annual shareholder ratification of the stock option plan at the Meeting.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No executive officer, director, employee, former executive officer, former director, former employee, proposed nominee for election as a director, or associate of any such person has been indebted to the Company at any time since the commencement of the Company's last completed financial year. No guarantee, support agreement, letter of credit or other similar arrangement or understanding has been provided by the Company at any time since the beginning of the most recently completed financial year with respect to any indebtedness of any such person.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

For the purposes of this Circular, "**informed person**" means:

(a) a director or executive officer of the Company;

(b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company;

(c) any person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction over voting securities of the Company, or a combination of both, carrying more than 10% of the voting rights attached to all outstanding voting securities of the Company, other than voting securities held by the person or company as underwriter in the course of a distribution; and

(d) the Company if it has purchased, redeemed or otherwise acquired any of its own securities, for so long as it holds any of its securities.

Other than as set out in this Circular, no informed person, no proposed director of the Company and no associate or affiliate of any such informed person or proposed director, has any material interest, direct or indirect, in any material transaction since the commencement of the Company's last completed financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries.

MANAGEMENT CONTRACTS

Other than as disclosed herein, no management functions of the Company are performed to any substantial degree by persons other than the directors or executive officers of the Company. Dr. Mervyn Jacobson, Chairman of the Board and CEO, and Ian A. Dennis, former President and CFO, of the Company received no compensation from the Company for their services as executive officers. However, they received remuneration from Genetic Technologies Limited, the parent corporation of the Company, for their services as Executive Chairman and Executive Director, respectively, of Genetic Technologies Limited.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITORS

Multilateral Instrument 52-110, Audit Committees, of the Canadian Securities Administrators ("**MI 52-110**") requires the Company, as a venture issuer, to disclose annually in its Information Circular certain information concerning the constitution of its audit committee and its relationship with its independent auditors, as set forth in the following.

The Company's audit committee is governed by an audit committee charter, the text of which is attached as Schedule A to the Company's Management Information Circular dated August 5, 2004, a copy of which is available online at www.sedar.com.

The Company's audit committee is presently comprised of three directors, Fred Bart, Chair, Thomas G. Howitt and Elizabeth Sy. As defined in MI 52-110, Thomas G. Howitt and Fred Bart are not "**independent**" and Elizabeth Sy is "**independent**". Each Audit Committee member possesses education or experience that is relevant to the performance of their responsibilities as Audit Committee members of the Company. Fred Bart is an experienced director of listed companies and numerous private companies. Fred's financial expertise relates mainly to capital equity financings for listed companies, arranging bank finance facilities and providing investor relations services. Thomas G. Howitt is a Chartered Accountant and is a member of the Australian Institute of Chartered Accountants, the Taxation Institute of Australia and the Australian Institute of Chartered Secretaries. He is the Chief Financial Officer of the Company's parent company, Genetic Technologies Limited. He has served as CFO and Company Secretary for a number of public companies listed on both the Australian Stock Exchange and foreign stock exchanges, including the former Vancouver Stock Exchange. His experience covers all facets of financial management and control across a variety of industries including resources and technology and has played key roles in the successful raising of both bank debt and equity capital and the management of complex due diligence programs. He has also worked as a taxation manager for international accountants Ernst & Young and in the investment banking industry. Elizabeth Sy is Treasurer of SM Investments Corporation, a large Philippine conglomerate with interests in retail merchandising, shopping mall development and operations, banking and financial services, and real estate development and tourism. She is also Senior Vice-President, Marketing of SM Prime Holdings, Inc., the Philippines's foremost shopping mall developer. Both SM Investments Corporation and SM Prime Holdings, Inc. are listed on the Philippine Stock Exchange.

Since the commencement of the Company's most recently completed financial year, the Company's Board of Directors has not failed to adopt a recommendation of the audit committee to nominate or compensate an external auditor.

Since the effective date of MI 52-110, the Company has not relied on the exemptions contained in sections 2.4 or 8 of MI 52-110. Section 2.4 provides an exemption from the requirement that the audit committee must pre-approve all non-audit services to be provided by the auditors, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditors in the fiscal year in which the non-audit services were provided. Section 8 permits a company to apply to a securities regulatory authority for an exemption from the requirements of MI 52-110, in whole or in part.

The audit committee has not adopted specific policies and procedures for the engagement of non-audit services. Subject to the requirements of MI 52-110, the engagement of non-audit services is considered by the Company's Board of Directors, and where applicable the audit committee, on a case-by-case basis.

In the following table, "**audit fees**" are fees billed by the Company's external auditors for services provided in auditing the Company's annual financial statements for the subject year. "**Audit-related fees**" are fees not included in audit fees that are billed by the auditors for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements. "**Tax fees**" are fees billed by the auditors for professional services rendered for tax compliance, tax advice and tax planning. "**All other fees**" are fees billed by the auditors for products and services not included in the foregoing categories.

The fees paid by the Company to its auditors in each of the last two fiscal years, by category, are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees[1]	All Other Fees
April 30, 2005	$3,750	Nil	$500	Nil
April 30, 2004	$3,750	Nil	$500	Nil

Note:

1. Fees related to the preparation of the Company's T-2 corporate income tax return and the General Index of Financial Information required by CCRA.

The Company is relying on the exemption provided by section 6.1 of MI 52-110 which provides that the Company, as a Venture Issuer, is not required to comply with Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of MI 52-110.

PARTICULARS OF MATTERS TO BE ACTED UPON

RECEIPT OF FINANCIAL STATEMENTS

The Financial Statements of the Company for the financial year ended April 30, 2005, and the auditors' report thereon, will be presented to the Meeting.

APPOINTMENT OF AUDITORS

The shareholders of the Company will be asked to vote for the re-appointment of De Visser Gray, Chartered Accountants, as auditors of the Company for the ensuing year. **Unless such authority is withheld, the Management Designees, if named as proxy, intend to vote the Common shares represented by any such proxy in favour of a resolution re-appointing De Visser Gray, Chartered Accountants, as auditors for the Company for the ensuing year,** to hold office until the close of the next annual meeting of shareholders or until the firm of De Visser Gray, Chartered Accountants is removed from office or resigns. The shareholders will also be asked to approve and adopt an ordinary resolution authorizing the Board of Directors of the Company to fix the compensation of the auditors for the ensuing year. De Visser Gray, Chartered Accountants, have been the auditors of the Company since September 21, 1999.

ELECTION OF DIRECTORS

The Board of Directors presently consists of four directors and it is intended to elect four directors for the ensuing year.

The term of office of each of the present four directors expires at the Meeting. **The persons named below will be presented for election at the Meeting as management's nominees and unless such authority is withheld, the Management Designees intend to vote for the election of these nominees.** Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Bylaws of the Company, or with the provisions of the *Business Corporations Act* (Yukon). No class of shareholders of the Company has the right to elect a specified number of directors or to cumulate their votes for directors.

The Board of Directors has not appointed an Executive Committee or a Compensation Committee. The members of the Company's Audit Committee as at the date hereof are Fred Bart, Chair, Thomas G. Howitt and Elizabeth Sy.

The following table sets out the names of the nominees for election as directors, the country in which each is ordinarily resident, all offices of the Company now held by each of them, their principal occupation, business or employment, the period of time for which each has been a director of the Company, and the number of Common shares of the Company beneficially owned by each, directly or indirectly, or over which control or direction is exercised, as at September 9, 2005:

Name, Present Office and Province and Country of Residence[1]	Present Principal Occupation, Business or Employment[1]	Date First Appointed as a Director	No. of Common Shares Beneficially Held or Controlled[1][2]
MERVYN JACOBSON *Director, Chairman of the Board & CEO* *London, England*	Executive Chairman, Genetic Technologies Limited[2]; Chief Executive Officer, XY, Inc. (private company; biotechnology, research and development); Self-Employed Medical Consultant.	May 7, 2001	3,918,499[4]
THOMAS G. HOWITT *Director, President, CFO & Secretary* *Melbourne, Australia*	Chartered Accountant; Chief Financial Officer/Secretary, Genetic Technologies Limited, June, 2004 to present; Chief Financial Officer/Secretary, Intermoco Limited, December, 1997 to April, 2004	June 30, 2005	Nil
FRED BART *Director* *Sydney, Australia*	Businessman; Deputy Chairman, Genetic Technologies Limited[3]	November 7, 1996	88,500[5][6]
ELIZABETH SY *Director* *Makati, Philippines*	Treasurer, March 2005 to present, SM Investments Corporation; Senior Vice-President, Marketing, December, 2000 to present, SM Prime Holdings, Inc. (Philippine Stock Exchange)[7]	July 2, 2004	Nil

Notes:

1. The information as to residence, present principal occupation, business or employment, and the number of Common shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees. The information regarding the principal occupation, business or employment for Thomas G. Howitt is for the past five years.
2. Does not include stock options held by the directors as follows:

Option Holder	Number of Shares	Exercise Price	Expiry Date
Mervyn Jacobson	130,000	$0.38	May 22, 2006
Thomas G. Howitt	100,000	$0.45	August 26, 2010
Elizabeth Sy	100,000	$0.45	August 26, 2010

3. Genetic Technologies Limited ("**GTG**"), the parent corporation of the Company, is an Australian public company whose shares are listed on the Australian Stock Exchange. Its principal business is in biotechnological research and development.
4. Mervyn Jacobson owns directly no shares of the Company, however, as the Executive Chairman and the principal shareholder of GTG (owning approximately 41.4%) of GTG, he therefore exercises control or direction over the 3,918,499 Common shares of the Company owned by GTG. Through his approximate 41.4% ownership of GTG, he indirectly owns approximately 31% of the Company.
5. Fred Bart and Elizabeth Sy indirectly own approximately 7.15%, and 0.61%, respectively, of the Company through their ownership of shares of GTG.
6. Fred Bart owns these shares indirectly through Security & Equity Resources Limited.
7. SM Investments Corporation and SM Prime Holdings, Inc. belong to the SM Group of companies, a large Philippine conglomerate and are listed on the Philippine Stock Exchange. SM Investments Corporation is a large Philippine conglomerate with interests in retail merchandising, shopping mall development and operations, banking and financial services and real estate development and tourism. SM Prine Holdings, Inc. is the Philippine's foremost shopping mall developer.

To the best of the knowledge of the Company, no proposed director of the Company is, or within the 10 years before the date of this Circular has been, a director or executive officer of any company that, while that person was acting in that capacity:

(a) was the subject of a cease trade or similar order or an order that denied the company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(b) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver manager or trustee appointed to hold its assets.

No proposed director of the Company has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Mervyn Jacobson, Thomas G. Howitt and Fred Bart, three of management's nominees for election as directors at the meeting, are nominees of the principal shareholder of the Company, Genetic Technologies Limited. The Company is a subsidiary of Genetic Technologies Limited and Mervyn Jacobson, Thomas G. Howitt and Fred Bart are executive officers of Genetic Technologies Limited.

STOCK OPTION PLAN

The policies of the TSX Venture Exchange ("**Exchange**") require that listed companies adopt either a "**rolling**" stock option plan or a "**fixed number**" stock option plan. On August 7, 2003, the directors of the Company established the Company's Stock Option Plan (the "**Plan**"). The maximum number of Common shares of the Company reserved for issuance under the Plan is 10% of the issued and outstanding common shares of the Company on a "**rolling**" basis. Since that date, the shares of the Company have been listed on the NEX Board of the Exchange and companies so listed are not required to adopt a stock option plan. However, the Company wishes to maintain the Plan because the Exchange requires stock option plans for Tier 1 and 2 listed companies. Accordingly, the Company is seeking annual approval of the Plan by the shareholders at the Meeting.

Purpose of the Plan

The purpose of the Plan is to provide an incentive to the Company's directors, senior officers, employees and consultants and to management company employees to continue their involvement with the Company, to increase their efforts on the Company's behalf and to attract qualified new personnel. The Company decided to implement the Plan to provide additional incentive for any persons who become new directors, officers or employees as a result of the acquisition of a new business opportunity.

General Description/Exchange Policies

The Plan is administered by the Board of Directors of the Company (the "**Board**") or, where applicable, by a Compensation Committee (the "**Committee**") appointed for such purpose by the Board. A copy of the Plan is available online at www.sedar.com.

The following is a brief description of the principal terms of the Plan, which description is qualified in its entirety by the terms of the Plan:

1. The maximum number of Common shares of the Company that may be reserved for issuance of stock options granted under the Plan shall not exceed 10% of the issued capital of the Company as at the date of the grant of any stock option under the Plan.

2. The exercise price of the stock options, as determined by the Board or the Committee in its sole discretion, shall not be less than the minimum price permitted by the policies of the Exchange. The current policies of the Exchange provide that the exercise price for stock options must not be less than the greater of $0.10 and the last closing price of the Company's shares before the date of grant, less a maximum discount of 25% where the closing price was up to $0.50, 20% where the closing price was $0.51 to $2.00 and 15% where the closing price was above $2.00, subject to adjustment in the event of a recent share consolidation or announcement of material information.

3. The granting of stock options under the Plan is restricted as follows:

(a) the aggregate number of Common shares that may be reserved for issuance for a stock option to any one individual in a 12 month period may not exceed 5% of the issued common shares of the Company at the time of grant of the stock option;

(b) the number of options granted to a consultant in a 12 month period must not exceed 2% of the issued common shares of the Company at the time of grant of the stock option; and

(c) the aggregate number of options granted to employees involved in investor relations activities must not exceed 2% of the issued common shares of the Company in any 12 month period, at the time of grant of the stock option. Options issued to consultants performing investor relations activities must vest in stages over 12 months with no more than ¼ of the options vesting in any three month period.

4. The term for exercise of stock options for listed companies designated as Tier 2 issuers on the Exchange is a maximum of five years from the date of grant provided that in the event of the optionee's death, the exercise period shall not exceed the lesser of one year from the date of the optionee's death and the expiry date of the stock option. Stock options may only be exercised until the earlier of the expiry date and a period of not more than 90 days after the optionee ceases to be a qualified optionee, except in the case of persons providing investor relations activities to the Company where it is limited to the earlier of the expiry date and a period of not more than 30 days after such optionee ceases to be a qualified optionee.

5. All options shall be non-assignable and non-transferable except as between an optionee and a wholly owned personal corporation, with the consent of the Exchange.

6. A "**disinterested shareholder vote**" is required to approve the decrease in the exercise price of stock options previously granted to insiders prior to the exercise of such repriced stock options, or to approve the grant to insiders, within 12 month period, of a number of options exceeding 10% of the issued Common shares of the Company.

Shareholder Approval

Accordingly, the shareholders of the Company will be asked at the Meeting to pass an ordinary resolution to give annual approval to the Plan and the granting of stock options to insiders under the Plan in substantially the following form:

"RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

1. the Stock Option Plan adopted by the directors of the Company on August 7, 2003 be and is hereby approved, ratified and confirmed;

2. the Company's directors be and they are hereby authorized until the date of the next annual meeting to grant stock options pursuant to the terms and conditions of the Stock Option Plan entitling the holders to purchase up to a maximum of 10% of the issued and outstanding Common shares of the Company determined at the time of each grant of stock options on a "**rolling**" basis;

3. the granting of stock options to insiders of the Company under the Stock Option Plan be and it is hereby approved; and

4. any director or officer of the Company be and is hereby authorized, for or on behalf of the Company, to execute and deliver all documents and instruments and to take such other actions as such director or officer may determine to be necessary or desirable to implement this ordinary resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions."

Unless otherwise directed, it is the intention of the Management Designees, if named as proxy, to vote in favour of this ordinary resolution. If the Plan is not approved by the shareholders, the Company will not be in a position to offer increased incentives to its present or future directors, officers, employees, consultants and/or management company employees.

OTHER BUSINESS

Management of the Company knows of no matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Circular. However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Circular to vote the same in accordance with their best judgment of such matters.

GENERAL

Unless otherwise directed, it is the intention of the Management Designees to vote proxies in favour of the resolutions set forth herein. All ordinary resolutions require, for the passing of the same, a simple majority of the votes cast at the Meeting by the holders of Common shares.

ADDITIONAL INFORMATION

Additional information concerning the Company is available on SEDAR at www.sedar.com. Financial information concerning the Company is provided in the Company's comparative financial statements and Management Discussion and Analysis for the financial year ended April 30, 2005.

Shareholders wishing to obtain a copy of the Company's financial statements and Management's Discussion and Analysis may contact the Company as follows:

Gtech International Resources Limited
60 - 66 Hanover Street
Fitzroy, Victoria 3065 Australia
Telephone: 61 3 9415 1135
Fax: 61 3 9417 2987
Website: www.gtechinternational.com

DIRECTORS' APPROVAL

The contents and sending of this Circular have been approved by the Directors of the Company.

BY ORDER OF THE BOARD OF DIRECTORS

"Thomas G. Howitt"
Thomas G. Howitt
President & CEO

Fitzroy, Victoria, Australia
September 12, 2005

Gtech International Resources Limited

Financial Statements

April 30, 2005
and
April 30, 2004

DE VISSER GRAY
CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6

Tel: (604) 687-5447
Fax: (604) 687-6737

AUDITORS' REPORT

To the Shareholders of Gtech International Resources Limited

We have audited the balance sheets of Gtech International Resources Limited as at April 30, 2005 and 2004, and the statements of operations and deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at April 30, 2005 and 2004 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"DeVisser Gray"

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
June 13, 2005

Gtech International Resources Limited
Statements of Operations and Deficit

For the years ended April 30,	2005	2004
	$	$
Revenue		
Interest	9,496	6,036
Gain on sale of securities	-	162,798
	9,496	168,834
Expenses		
Audit and legal	14,843	13,578
Office, stock exchange fees and shareholder communications	17,824	15,135
	32,667	28,713
Net income (loss) for the year	(23,171)	140,121
Deficit, beginning of year	(4,315,209)	(4,455,330)
Deficit, end of year	(4,338,380)	(4,315,209)
Weighted average common shares	5,043,539	4,977,700
Earnings (loss) per share (note 7)	(0.004)	0.03

See notes to financial statements

Gtech International Resources Limited
Balance Sheets

As at April 30,	2005	2004
Assets		
Current		
Cash	$ 518,486	$ 508,469
Amounts receivable	-	269
	$ 518,486	$508,738
Liabilities		
Current		
Accounts payable and accrued liabilities	$ 4,456	$ 3,237
Shareholders' Equity		
Share capital (note 4)	4,852,410	4,820,710
Deficit	(4,337,746)	(4,315,209)
	514,030	505,501
	$518,486	$508,738

Approved by the Directors

(Signed) "*Dr. Mervyn Jacobson*"

(Signed) "*Ian A. Dennis*"

See notes to financial statements

Gtech International Resources Limited
Statements of Cash Flows

For the year ended April 30,	2005	2004
	$	$
Cash provided by (used in)		
Operating activities		
Net (loss) profit for the year	(23,171)	140,121
Items not affecting cash:		
(Gain) Loss on sale of shares	-	(162,798)
Changes in non-cash working capital:		
Amounts receivable	269	(206)
Accounts payable and accrued liabilities	1,219	1
	(21,683)	(23,348)
Investing activity		
Proceeds from sale of shares	-	246,798
Financing activity		
Exercise of options	31,700	-
Exercise of warrants	-	182,000
Increase (Decrease) in cash	(10,017)	405,952
Cash, beginning of year	508,469	102,517
Cash, end of year	518,486	508,469

See notes to financial statements

1. Nature and Continuance of Operations

The company was incorporated under the laws of the Yukon Territory and is registered extra-provincially in the Province of British Columbia, Canada.

The company was in the process of exploring its mineral properties and had not determined whether these properties contained ore reserves that were economically recoverable. The Company has written-off all amounts shown for mineral properties and their related deferred costs. The Company is currently considering opportunities in the biotechnology field.

2. Significant Accounting Policies

(a) Mineral Properties and Deferred Costs
The Company has written-off all of its mineral property interests and retains a residual royalty entitlement in respect of its Aurex exploration property.

(b) Fair value of financial instruments
The carrying amount of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate their fair value due to their short-term nature.

(c) Stock option plan
The company has no formal stock-based compensation plan. Options are granted periodically by the directors and compensation expense is recognized when stock or stock options are issued using the fair value method. Any consideration paid by directors, employees or consultants on exercise of stock options or purchase of stock is credited to share capital. No stock options were issued during the years ended April 30, 2004 and 2005.

(d) Translation of foreign currency
The Company's Australian operations are considered to be integrated operations for the purposes of foreign currency translation. Amounts stated in Australian dollars are translated into Canadian dollars by translating monetary assets and liabilities at the exchange rate in effect at the balance sheet date and non-monetary items, revenue and expenses at the rate in effect on the date of the transaction. The net effect of the foreign currency translation is included in the statement of operations and deficit.

(e) Income taxes
Effective January 1, 2000, the company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to accounting for income taxes, whereby income taxes are calculated using the liability method of accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. These new standards also require that the future income tax liabilities or assets are measured using tax rates and laws expected to apply in the periods that the temporary differences are expected to reverse. The Company has currently provided for a full valuation allowance against any potential tax assets.

The implementation of the new recommendation, which was applied retroactively, has had no effect on these consolidated financial statements.

2. Significant Accounting Policies *(continued)*

(f) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from these estimates.

(g) Investments

The Company's investments are carried at cost and are considered non-current assets as the Company intends to hold them for a period of greater than one year. If there is an aggregate loss in value that is other than temporary, defined as existing over two consecutive year ends, the component loss investments are written-down to their estimated market values.

3. Exploration Agreements

CANADA
YUKON TERRITORY

Aurex Property
Mayo Mining District

The Company had a 100% interest in this property, which consists of 155 mineral claims.

On August 16 2001, the Company agreed with StrataGold Corporation (then Expatriate Resources) to accept $84,000 to be paid by the issue of 600,000 common shares in StrataGold as final settlement for the property.

Gtech International Resources Limited retains a 1.5% royalty on the project which StrataGold may purchase at any time for $1 million.

Revenue Creek Area
Whitehorse Mining District

The Company owned 69 mineral claims, which it sold to ATAC Resources Limited (ATAC), a Canadian public company on January 16 2002, the Company agreed to accept 200,000 common shares in ATAC Resources Limited and a cash payment of $5,000 in final settlement of the cash component for the transfer of the project.

Gtech International Resources Limited retains a 2% net smelter royalty (NSR) of which ATAC can purchase a 1.5% NSR from the Company for $600,000.

4. Share Capital

Authorized

Unlimited number of common shares without nominal or par value

Issued and outstanding

	Number of shares	Amount
Balance, April 30, 2003	3,709,667	$ 4,638,710
Exercise of warrants on May 9, 2003	1,300,000	182,000
Balance, April 30, 2004	5,009,667	$4,820,710
Exercise of options on February 3, 2005	158,500	31,700
Balance, April 30, 2005	5,168,167	4,852,410

Stock Options Outstanding

At April 30, 2005, stock options are outstanding to purchase 130,000 shares at $0.38 per share which expire on May 22, 2006.

Warrants Outstanding

As at 30 April 2005 there were no warrants outstanding.

5. Related Party Transactions

The Company is a subsidiary of Genetic Technologies Limited, which owns 3,918,499 shares of the Company representing 75.82% (2004 - 78.22%) of the Company's outstanding shares. There were no related party transactions during the year.

6. Income Tax Benefits

For income tax purposes, unclaimed exploration and development expenses total approximately $1.9 million. These amounts are available to be deducted against future taxable income, the future benefit of which has not been recorded in the accounts. In addition, the company has non-capital loss carry-forwards of $223,085 (2004 - $303,785) which are available to reduce future taxable income and which expire as follows:

	2005	2004
2005	$ -	$ 103,871
2006	73,476	73,476
2007	68,695	68,695
2008	-	-
2009	32,439	32,439
2010	25,304	25,304
2011	23,171	-
	$ 223,085	$ 303,785

7. Earnings (Loss) per share

Earnings (Loss) per share is calculated using the weighted-average number of common shares outstanding during the year. Fully-diluted loss per share is not disclosed as it is anti-dilutive.

8. Subsequent Events

There have been no significant events since the end of the financial period.

Gtech International Resources Limited

Annual Management Discussion and Analysis
(Form 51-102F1)
For the year ended April 30, 2005

The following discussion of the results and financial position of the Company for the year ended April 30, 2005 should be read in conjunction with the information provided in the audited financial statements of the Company for the financial years ended April 30, 2005 and 2004 and the material herein as of June 29, 2005.

Description of Business

The Company has previously announced that it had decided to focus the activities of the Company on seeking to find a new biotechnology opportunity to inject into the Company. The Company realised all its listed securities during the financial year ended 30 April 2004 and now holds the majority of its assets in cash deposits.

The Directors anticipate that once they have identified a suitable biotechnology project that they may call a Special Meeting of Shareholders to consider and vote on the change of business direction. It is likely that once a suitable biotechnology project identified and approved by shareholders that further placements will be made to raise additional funds for the project.

The Company still has a 1.5% net smelter royalty on the Aurex Property which StrataGold Corporation Limited may purchase at any time for C$1m.

Selected Annual Information

The following table sets forth selected financial information of the Company as at the end of each of the last three financial years up to and including 30 April 2005. The financial information is derived from the Financial Statements of the Company which were audited by De Visser Gray, Chartered Accountants. Accounting policies are listed in Note 2 of the Financial Statements of the Company as at 30 April 2005. Financial information is prepared according to Canadian GAAP and is reported in Canadian $.

	2005	2004	2003
		$	$
Total revenues	9,496	168,834	1,100
Income or loss before discontinued operations and extraordinary items	(23,171)	140,121	(28,554)
Net income or loss	(23,171)	140,121	(28,554)
Net income (loss) per share	(0.004)	0.03	(0.01)
Fully diluted net loss per share		0.03	(0.01)
Total assets	518,486	508,738	186,580
Working capital	518,486	505,501	183,380

	2005	2004	2003
Total long-term financial liabilities	Nil	Nil	Nil
Cash dividends declared per share for each class of share	Nil	Nil	Nil

Results of Operations

The Company reported a net loss for the fiscal year ended April 30, 2005 of $23,171 compared to a net profit of $140,121 for the fiscal year ended April 30, 2004. Total expenses for the fiscal year ended April 30, 2005 were $32,667 compared to the fiscal year ended April 30, 2004 of $28,713. There were costs of $Nil in the fiscal ended April 30, 2005 compared to $Nil incurred in the fiscal year ended April 30, 2004 in relation to seeking out biotechnology opportunities for the Company as stated in the Description of Business section in this report.

Revenue for the fiscal year ended April 30, 2005 consisted of interest received of $9,496 compared to the fiscal year ended April 30, 2004 of $6,036. In the fiscal year ended April 30, 2005 the company received $Nil from the proceeds of sale of securities compared to $246,798 in the fiscal year ended April 30, 2004.

Summary of Quarterly Results

The following table sets forth a comparison of revenue and earnings for the previous eight quarters ending with April 30, 2005. Financial information is prepared according to Canadian GAAP and is reported in Canadian $.

Quarter Ended	Total Revenues	Net Income (Loss)(1)	Net income (loss) per share
April 30, 2005	2,434	(5,053)	(0.0009)
January 31, 2005	2,441	(1,797)	(0.0003)
October 31, 2004	2,350	(10,499)	(0.0021)
July 31, 2004	2,271	(5,822)	(0.0091)
April 30, 2004	2,531	(5,798)	(0.0012)
January 31, 2004	110,016	110,810	0.0221
October 31, 2003	55,325	34,815	0.0069
July 31, 2003	961	294	0.0001

Note:

(1) Income (loss) before discontinued operations and extraordinary items is the same as Net Income (Loss) as there are no discontinued operations or extraordinary items in 2003, 2004 and 2005. Fully diluted earnings (loss) per share are not presented as the exercise of warrants and stock options would be anti-dilutive.

Liquidity

As at April 30, 2005, the Company had cash on hand of $518,486, which is sufficient to meet the ongoing obligations as they become due. These funds will be applied towards the investigation of biotechnology opportunities and general working capital.

The parent company, Genetic Technologies Limited has indicated its willingness to subscribe for additional shares in the capital of Gtech International Resources Limited should the need for additional capital be required.

Financings, Principal Purposes and Milestones

There were no financings during the fiscal years ended April 30, 2005 and 2004.

On June 4, 2001, the Company announced that it would be using the funds from the private placement to pursue new business opportunities in the field of biotechnology with the assistance of the parent company, Genetic Technologies Limited.

During the fiscal year ended April 30, 2005 the Company incurred expenses amounting to C$Nil (April 30, 2004 - $Nil) in relation to pursuing biotechnology business opportunities. None of the projects investigated to date have been suitable for the Company.

A table setting out the funds raised for biotechnology opportunities and the application of funds for that purpose is set out below.

	Fiscal year ended April 30, 2005	**Fiscal year ended April 30, 2004**
Balance of proceeds from May 2001 private placement	27,062	27,062
Amount applied towards seeking biotechnology opportunities during the period	-	-
Amount available to be applied towards biotechnology opportunities during future period	27,062	27,062
Anticipated amount to be spent during the fiscal year ended April 30, 2005 on seeking biotechnology opportunities	27,062	27,062

Directors and Officers

Dr Mervyn Jacobson	Chairman, Director and CEO
Ian A Dennis	Director, President, Secretary and CFO
Fred Bart	Director
Elizabeth Sy	Director (Appointed 2 July 2004)
Arthur James McFaull	Director (Resigned 2 July 2004)

The Company is dependent on a small number of key directors and officers. Loss of any of those persons could have an adverse affect on the Company. The Company does not maintain "key-man" insurance with respect to any of its management.

Transactions with Related Parties

Genetic Technologies Limited owns 3,918,499 shares in the Company representing 75.82% (2004 - 78.22%) of the Company's outstanding shares. Dr Mervyn Jacobson and Fred Bart are directors of both Gtech International Resources Limited and Genetic Technologies Limited. Ian Dennis is a director of Gtech International Resources Limited and Company Secretary of Genetic Technologies Limited. On February 3, 2005 Ian Dennis exercised 120,000 options at 20 cents each by paying C$24,000 and Fred Bart exercised 38,500 options at 20 cents each by paying C$7,700.

Fourth Quarter

Revenue for the quarter ended April 30, 2005 consisted of interest received of $2,434 (2004 - $2,531. The net loss for the quarter ended April 30, 2005 was $5,053 (2004 - $5,798).

As at April 30, 2005, the Company had cash at bank of $518,486 (2003 - $508,469) which is being held for possible future acquisitions in the biotechnology field.

Other Information

No external investor relations activities were carried out during the quarter.

The company maintains a web site at http://www.gtechinternational.com, which gives shareholders the opportunity to review quarterly reports, news releases, corporate profiles, project details and other information. Other information relating to the Company may be found on SEDAR at www.sedar.com.

Outstanding Share Data as at date of the Report

Authorized

Unlimited number of common shares without nominal or par value.

Issued and outstanding

	Number of Shares	Amount
Balance, April 30, 2004	5,009,667	$4,820,710
Add		
Exercise of directors options on February 3, 2005 at C$0.20 each	158,500	31,700
Balance, April 30, 2005	5,168,167	$4,852,410

Summary of options outstanding:

Type	Number Outstanding	Exercise Price $	Expiry Date
Options	130,000	0.38	May 22, 2006

As at the date of this report there are no warrants or other convertible securities outstanding.

Forward Looking Statements

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future activities and events or developments that the Company expects, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in forward-looking statements.

BY ORDER OF THE BOARD

"Ian A Dennis"

Ian A Dennis
President, Director and CFO

"Dr Mervyn Jacobson"

Dr Mervyn Jacobson
Chairman, Director and CEO

Exemption No. 82-3779

September 20, 2005

GTECH INTERNATIONAL RESOURCES LIMITED
(the "Company")

LIST

1. **Material filed with the Yukon Registrar of Corporations as required by the Business Corporations Act (Yukon) and regulations thereunder ("Yukon") and with the Registrar of Companies as required to maintain the Company's extra-provincial registration in the Province of British Columbia under the Business Corporations Act and regulations thereunder ("BC")**

Document Name or Information			Documents Filed
(a)	Incorporation Documents		
	(i)	Yukon	Not Applicable
(b)	Extra-provincial Registration		
	(i)	BC	Not Applicable
(c)	Annual Reports		
	(i)	Yukon	Not Applicable
	(ii)	BC	Not Applicable
(d)	Notices Filed with Registrar of Companies		
	(i)	Yukon	Not Applicable
	(ii)	BC	Not Applicable
(e)	Annual Audited Financial Statements		
	(i)	Yukon	Not Applicable
	(ii)	BC	Not Applicable
(f)	Quarterly Interim Financial Statements		
	(i)	Yukon	Not Applicable
	(ii)	BC	Not Applicable

Document Name or Information			Documents Filed
(g)	Special Resolution		
	(i)	Yukon	Not Applicable
	(ii)	BC	Not Applicable

2. **Materials filed with the Securities Commissions of British Columbia, Alberta and the Yukon (the "Securities Commissions") under the Securities Act (British Columbia), the Securities Act (Alberta) and the Securities Act (Yukon), the regulations under such acts, National Instrument 51-102, Continuous Disclosure Obligations ("NI 51-102"), Multilateral Instrument 54-101, Shareholder Communications ("MI 54-101") and Multilateral Instrument 45-102, Resale of Securities ("MI 45-102")**

Document Name or Information		Documents Filed
(a)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis	Not Applicable
(b)	Annual Information Form (not mandatory)	Not Applicable
(c)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	Not Applicable
(d)	News Releases	August 26, 2005
(e)	Form 51-102F3, Material Change Report	Not Applicable
(f)	Notice of Meeting and Record Dates of shareholders' meeting	Not Applicable
(g)	Notice of shareholders' meeting, Proxy and Information Circular	September 20, 2005
(h)	Report of Exempt Distribution	Not Applicable
(i)	Notice of Change in Year End by more than 14 Days	Not Applicable
(j)	Notice of Change in Corporate Structure	Not Applicable
(k)	Notice of Change of Auditors	Not Applicable
(l)	Business Acquisition Report under NI 51-102	Not Applicable

Document Name or Information		Documents Filed
(m)	Copy of any disclosure material sent to securityholders or in the case of a SEC issuer, that is furnished to the SEC including material filed as exhibits to other documents if not previously filed	Not Applicable
(n)	Notice of Change of Status Report	Not Applicable
(o)	Filing of documents Affecting the Rights of Securityholders including: (i) charter documents (ii) securityholder or voting trust agreements to which the Company has access and that could reasonably be regarded as material to an investor in securities of the Company (iii) any securityholder rights plans or similar plans (iv) any other contract of the Company or subsidiary of the Company that creates or can reasonably be regarded as materially affecting the rights or obligations of the securityholders generally (v) copy of any contract that the Company or its subsidiaries is a party to other than a contract entered into in the ordinary course of business, that is material to the Company and was entered into within the last financial year or before the last financial year but is still in effect, <u>unless</u> an executive officer of the Company has reasonable grounds to believe that disclosure of certain provisions of the contract to be filed would be seriously prejudicial to the interests of the Company or would violate confidentiality provisions, in which case the contract may be filed with those provisions omitted or marked so as to be unreadable; provided however that contracts entered into before January 1, 2002 are not required to be filed.	Not Applicable
(p)	Prospectus	Not Applicable
(q)	Amendment to Prospectus	Not Applicable
(r)	Takeover Bid Circular	Not Applicable
(s)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable

Document Name or Information		Documents Filed
(t)	Issuer Bid Circular	Not Applicable
(u)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable
(v)	Initial Acquisition Report	Not Applicable
(w)	Subsequent Acquisition Reports	Not Applicable
(x)	Notice of Intention to Sell by a Control Person	Not Applicable

3. **Materials filed with the TSX Venture Exchange ("Exchange") (as required by its rules and policies)**

Document Name or Information		Documents Filed
(a)	Exchange Filing Statement	Not Applicable
(b)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis	Not Applicable
(c)	Annual Information Form (not mandatory)	Not Applicable
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	Not Applicable
(e)	News Releases	August 26, 2005
(f)	Form 51-102F3, Material Change Report	Not Applicable
(g)	Notice of Meeting and Record Dates of shareholders' meeting	Not Applicable
(h)	Notice of shareholders' meeting, Proxy and Information Circular	September 20, 2005
(i)	Prospectus	Not Applicable
(j)	Amendment to Prospectus	Not Applicable
(k)	Takeover Bid Circular	Not Applicable
(l)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(m)	Issuer Bid Circular	Not Applicable
(n)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable
(o)	Initial Acquisition Report	Not Applicable

Document Name or Information		Documents Filed
(p)	Subsequent Acquisition Reports	Not Applicable
(q)	Notice of Intention to Sell by a Control Person	Not Applicable
(r)	Notice of Dividends	Not Applicable
(s)	Notice of Market Making Activities - Form 3C, Declaration of Certified Filing Promotional Investor Relations and Market Making Activities	Not Applicable
(t)	Notice of Proposed Private Placement – Exchange Form 4B, Private Placement Notice Form	Not Applicable
(u)	Notice Of Grant Stock Options - Exchange Form 4g - Summary Form Incentive Stock Options	Not Applicable
(v)	Notice of Expedited Acquisition - Exchange Form 5B, Expedited Acquisition Filing	Not Applicable
(w)	Notice of Proposed Minor or Major Transaction – Exchange Form 5C,Transaction Summary Form	Not Applicable

4. Materials distributed to security holders as required by the Business Corporations Act (Yukon) and regulations thereunder, the Securities Act (British Columbia), the Securities Act (Alberta), the Securities Act (Yukon) and regulations thereunder NI 41 and the rules and policies of the Exchange)

Document Name or Information		Documents Filed
(a)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis)	Not Applicable
(b)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	Not Applicable
(c)	Notice of shareholders' meeting, Proxy and Information Circular	September 20, 2005
(d)	Prospectus	Not Applicable
(e)	Amendment to Prospectus	Not Applicable
(f)	Issuer Bid Circular	Not Applicable
(g)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable

GTECH INTERNATIONAL RESOURCES LIMITED

c/- Genetic Technologies Limited
60-66 Hanover Street
Fitzroy Victoria 3065 Australia

Telephone: +61 3 9415 1135 Fax: +61 3 9417 2987

Email: tom.howitt@gtg.com.au http://www.gtechinternational.com

Symbol: GCH.H

PRESS RELEASE

August 26, 2005

Fitzroy, Victoria, Australia - Gtech International Resources Limited (GCH.H: NEX) announces that it has granted stock options to directors and senior officers of the Company to purchase a total of 200,000 common shares of the Company exercisable for a term of five years at a price of $0.45 per share. The granting of the stock options is subject to acceptance for filing by the TSX Venture Exchange.

GTECH INTERNATIONAL RESOURCES LIMITED

Per: *"Mervyn Jacobson"*

Dr. Mervyn Jacobson
Chairman